Pricing supplement No. 425CC To prospectus dated October 10, 2006, prospectus supplement dated November 13, 2006 and product supplement CC dated July 2, 2007	Registration Statement No. 333-137902 Dated June 19, 2008; Rule 424(b)(2)
Deutsche Bank AG
$3,000,000
Notes linked to a weighted basket of nine commodities due June 23, 2011

General
•
The notes are designed for investors who seek return based on the performance of a weighted basket consisting of the following nine commodities:  Crude Oil, Heating Oil, Gas Oil, Natural Gas, Copper, Nickel, Corn, Soybeans and Platinum.  The notes do not pay interest. Instead, the notes will pay at maturity a return based on the performance of the Basket.

•	Senior unsecured obligations of Deutsche Bank AG due June 23, 2011.
•	Minimum denominations of $1,000.
•	Minimum investment of $10,000.
•	The notes priced on June 19, 2008 and are expected to settle on June 24, 2008 (the “Settlement Date”).
•	The notes are 100% principal protected, if held to maturity, subject to the credit of the Issuer.

Key Terms

Issuer:	Deutsche Bank AG, London Branch.

Rating:	Moody’s Investors Service Ltd. has assigned a rating of Aa1 to notes, such as the notes offered hereby, issued under Deutsche Bank AG’s Global Notes Program, Series A. †
Basket:	The notes are linked to a weighted basket of commodities consisting of:

Basket Component	Reference Source	Component Weighting
Crude Oil	CL1 <COMDTY>	5.0%
Heating Oil	HO1 <COMDTY>	10.0%
Gas Oil	QS1 <COMDTY>	15.0%
Natural Gas	NG1 <COMDTY>	25.0%
Copper	LOCADY <COMDTY>	15.0%
Nickel	LONIDY <COMDTY>	10.0%
Corn	C 1 <COMDTY>	5.0%
Soybeans	S 1 <COMDTY>	5.0%
Platinum	PLTMLNPM <COMDTY>	10.0%

each, a “Basket Component” and, together, the “Basket Components.”

Payment at Maturity:
If the Basket Return is positive, you will receive a cash payment per $1,000 note principal amount equal to (i) $1,000 plus (ii) $1,000 multiplied by the Basket Return. Accordingly, if the Basket Return is positive, your payment per $1,000 note principal amount will be calculated as follows:

$1,000 + ($1,000 x Basket Return)
If the Basket Return is zero or negative, you will receive a cash payment equal to $1,000 for each $1,000 note principal amount.

Basket Return:
The performance of the Basket measured by the sum of the weighted performance values (i.e., percentage appreciation or depreciation) of each of the Basket Components from the Trade Date to the Final Valuation Date, as determined by the following formula:

[Crude Oil Final Price / Crude Oil Initial Price -1] multiplied by 5%; plus
[Heating Oil Final Price / Heating Oil Initial Price -1] multiplied by 10%; plus
[Gas Oil Final Price / Gas Oil Initial Price -1] multiplied by 15%; plus
[Natural Gas Final Price / Natural Gas Initial Price -1] multiplied by 25%; plus
[Copper Final Price / Copper Initial Price -1] multiplied by 15%; plus
[Nickel Final Price / Nickel Initial Price -1] multiplied by 10%; plus
[Corn Final Price / Corn Initial Price -1] multiplied by 5%; plus
[Soybeans Final Price / Soybeans Initial Price -1] multiplied by 5%; plus
[Platinum Final Price/ Platinum Initial Price -1] multiplied by 10%.

Initial Price	Closing price of each of the Basket Components on the Trade Date as set forth below.
	Basket Component	Closing Price
	Crude Oil	131.93
	Heating Oil	371.35
	Gas Oil	1,221.75
	Natural Gas	12.861
	Copper	8,385.50
	Nickel	22,605.00
	Corn	727.75
	Soybeans	1,545.50
	Platinum	2,067.00

Final Price††	•	Crude Oil: closing price of Crude Oil on the Final Valuation Date.
	•	Heating Oil: closing price of Heating Oil on the Final Valuation Date.
	•	Gas Oil: closing price of Gas Oil on the Final Valuation Date.

•	Natural Gas: closing price of Natural Gas on the Final Valuation Date.
•	Copper: closing price of Copper on the Final Valuation Date.
•	Nickel: closing price of Nickel on the Final Valuation Date.
•	Corn: closing price of Corn on the Final Valuation Date.
•	Soybeans: closing price of Soybeans on the Final Valuation Date.
•	Platinum: closing price of Platinum on the Final Valuation Date.

Trade Date:	June 19, 2008

Final Valuation Date:	June 20, 2011, subject to postponement in the event of a market disruption event.

Maturity Date:	June 23, 2011, subject to postponement in the event of a market disruption event.

CUSIP:	2515A0 PB 3

ISIN:	US2515A0PB34

†
A credit calculation of the rating is not a recommendation to buy, sell or hold notes, and may be subject to revision at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG’s Global Notes Program, Series A does not enhance, affect or address the likely performance of the notes other than the ability of the Issuer to meet its obligations.

††	The calculation of the Final Price of each Basket Component is subject to postponement as described under “ Adjustments to Valuation Dates.”

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-8 in the accompanying product supplement and “Selected Risk Considerations”  beginning on page PS-4 in this pricing supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Note	$1,000.00	$0.00	$1,000.00
Total	$3,000,000.00	$0.00	$3,000,000.00
(1)	For information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this pricing supplement.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$3,000,000.00	$117.90

Deutsche Bank Securities	Deutsche Bank Trust Company Americas

ADDITIONAL TERMS SPECIFIC TO THE NOTES

•
You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part and the more detailed information contained in product supplement CC dated July 2, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement CC dated July 2, 2007: http://www.sec.gov/Archives/edgar/data/1159508/000119312507148421/d424b21.pdf

•	Prospectus supplement dated November 13, 2006: http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

•	Prospectus dated October 10, 2006: http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

•
Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

•
This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What is the Payment Amount on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical payment amount at maturity for a $1,000 note principal amount for a hypothetical Basket Return range of from 100% to -100%.  The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Hypothetical Basket Return	Payment at Maturity	Return on Notes
100%	$2,000.00	100%
90%	$1,900.00	90%
80%	$1,800.00	80%
70%	$1,700.00	70%
60%	$1,600.00	60%
50%	$1,500.00	50%
40%	$1,400.00	40%
30%	$1,300.00	30%
20%	$1,200.00	20%
10%	$1,100.00	10%
0%	$1,000.00	0%
-10%	$1,000.00	0%
-20%	$1,000.00	0%
-30%	$1,000.00	0%
-40%	$1,000.00	0%
-50%	$1,000.00	0%
-60%	$1,000.00	0%
-70%	$1,000.00	0%
-80%	$1,000.00	0%
-90%	$1,000.00	0%
-100%	$1,000.00	0%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The Basket Return is 10%. Because the Basket Return is positive 10%, the investor receives a payment at maturity of $1,100 per $1,000 note principal amount, calculated as follows:

Payment at maturity per $1,000 note principal amount =
$1,000 + ($1,000 x Basket Return),
or $1,000 + ($1,000 x 10%) = $1,100

Example 2: The Basket Return is zero. Because the Basket Return is zero, the investor receives a payment at maturity of $1,000 per $1,000 note principal amount, calculated as follows:

Payment at maturity per $1,000 note principal amount = $1,000

Example 3: The Basket Return is -10%. Because the Basket Return is negative 10% and the note is principal protected at maturity, the investor receives a payment of $1,000 per $1,000 note principal amount, calculated as follows:

 Payment at maturity per $1,000 note principal amount = $1,000

Selected Purchase Considerations

•
APPRECIATION POTENTIAL — The notes provide the opportunity to benefit from any positive Basket performance.  The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes provided that you hold the notes to maturity, regardless of the performance of the Basket.

•
DIVERSIFICATION AMONG THE BASKET COMPONENTS — The return on the notes is linked to the value of a weighted basket of commodities, and the notes enable you to benefit from the potential increases in the values of the Basket Components.

•
CERTAIN INCOME TAX CONSEQUENCES — You should review carefully the section in the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” The notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” As a result, regardless of your method of accounting, you generally will be required to accrue interest on a constant yield to maturity basis at the “comparable yield,” as determined by us, although we will not make any payment with respect to the notes until maturity. Interest included in income generally will increase your basis in the notes. In addition, any gain recognized upon a sale, exchange or retirement of the notes generally will be treated as interest income for U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank Securities Inc., 60 Wall Street, 4th Floor, Mail Stop NYC60-0461, New York, New York 10005, Attention: Daniel Millwood, 212-250-8281. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you may refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the note is not equivalent to investing directly in the commodities underlying the Basket. These risks are explained in more detail in the “Risk Factors” section beginning on page PS-8 of the accompanying product supplement.

•
THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Components, contracts related to the Basket Components or in debt instruments with a similar term. If the Basket Return is zero or negative, you will receive only the principal amount of your notes at maturity.

•
THE BASKET COMPONENTS ARE NOT EQUALLY WEIGHTED — Your notes are linked to a Basket composed of commodities, each of which has its respective Component Weighting as described on the cover page of this pricing supplement. One consequence of an unequal weighting of the Basket Components is that the same percentage change in two of the Basket Components may have a different effect on the Basket Return.

•
CHANGES IN THE VALUE OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER — Price movements in the Basket Components may not correlate with each other. At a time when the value of some of the Basket Components increases, the value of other Basket Components may not increase as much or may decline. Therefore, in calculating the Basket Return, increases in the value of one or more of the Basket Components may be moderated, or more than offset, by lesser increases or declines in the value of the other Basket Components, particularly if the Basket Components that appreciate have relatively low Component Weightings in the Basket.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes any agents’ commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase notes from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your notes to maturity.

•
PRICES FOR THE BASKET COMPONENTS MAY CHANGE UNPREDICTABLY AND AFFECT THE VALUE OF THE NOTES IN UNFORESEEABLE WAYS – Investments, such as the notes, linked to the prices of commodities are considered speculative, and prices of commodities and related contracts may fluctuate significantly over short periods for a variety of factors, including: changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, pestilence, technological change, weather, and agricultural, trade, fiscal, monetary and exchange control policies. The price volatility of each Basket Component also affects the value of the forwards and forward contracts related to that commodity and, therefore, its price at any such time. These factors may affect the prices of the Basket Components and may cause the prices for the Basket Components to move in inconsistent directions and at inconsistent rates which will affect the value of your notes in varying ways.

•
SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE BASKET COMPONENTS AND RELATED FUTURES MARKETS COULD ADVERSELY AFFECT THE PRICE OF THE NOTES – The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the value of the Basket Components and, therefore, the value of the notes.

•
SPECIFIC COMMODITIES PRICES ARE VOLATILE AND ARE AFFECTED BY NUMEROUS FACTORS SPECIFIC TO EACH MARKET – Energy commodity prices are primarily affected by the global demand for and supply of the commodities, but are also influenced significantly from time to time by speculative actions and by currency exchange rates.

Demand for energy is linked to general economic activity, as well as government regulations such as environmental or consumption policies.  In addition, prices for energy are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world.  Such events tend to affect prices worldwide, regardless of the location of the event.  Supply for crude oil may increase or decrease depending on many factors.  These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers.  In the event of sudden disruptions in the supplies of oil, such as those caused by war or the prospect of war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable.   Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities.

Metal commodity prices are primarily affected by the global demand and supply, but are also influenced significantly from time to time by speculative acts and by currency exchange rates.  Demand is influenced by the level of global industrial activity, as well as, changes in economic activity and/or pricing levels.

Global agricultural commodity prices are primarily affected by the global demand for and supply of those commodities, but is also significantly influenced by speculative actions and by currency exchange rates. In addition, prices for agricultural commodities are affected by governmental programs and policies regarding agriculture, specifically, and trade, fiscal and monetary issues, more generally. Extrinsic factors also affect agricultural commodity prices such as weather, disease and natural disasters. Demand for agricultural commodities both for human consumption and as cattle feed, has generally increased with worldwide growth and prosperity.

•
THERE ARE RISKS RELATING TO THE TRADING OF COPPER AND NICKEL ON THE LONDON METAL EXCHANGE –  The official cash offer prices of two of the nine basket component commodities—copper and nickel —will be determined by reference to the per unit U.S. dollar cash offer prices of contracts traded on the London Metal Exchange, which we refer to as the LME. The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on a valuation date, the closing price of copper and nickel, and consequently the payment at maturity of the notes, could be adversely affected.

•
NO INTEREST — The terms of the notes differ from those of ordinary debt securities in that we will not pay interest on the notes. Because of the variable nature of the payment due at maturity, the return on your investment in the notes (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intends to offer to purchase the notes in the secondary market, but is not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the notes.

•
POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Basket Components;

•	the time to maturity of the notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	forward prices of the Basket Components; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE BASKET COMPONENTS TO WHICH THE NOTES ARE LINKED OR THE MARKET VALUE OF THE NOTES — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Basket Components to which the notes are linked.

DESCRIPTION OF THE BASKET

General

The notes are linked to a weighted basket of commodities consisting of Crude Oil, Heating Oil, Gas Oil, Natural Gas, Copper, Nickel, Corn, Soybeans and Platinum. Information related to the commodities futures contracts which trade on the London Metal Exchange (“LME”), the New York Mercantile Exchange (“NYMEX”), the Intercontinental Exchange (“ICE”), the Board of Trade of the City of Chicago Inc. (“CBOT”), or London Platinum and Palladium Market (“LPPM”), and their respective successors, reflects the policies of, and is subject to change by, the LME, NYMEX, ICE, CBOT, and LPPM, as applicable. We make no representation or warranty as to the accuracy or completeness of such information.

Calculation of the Closing Prices

The closing prices of the Basket Components will be determined with reference to the Reference Source set forth on the first page of this pricing supplement as described below.

Crude Oil Closing Price

The closing price on a trading day for Crude Oil will be the price of the first nearby month futures contract at the regular close of the principal trading session on such day on the NYMEX, expressed in U.S. Dollars per barrel of Crude Oil, as published by NYMEX for that trading day.

Heating Oil Closing Price

The closing price on a trading day for Heating Oil will be the price of the first nearby month futures contract at the regular close of the principal trading session on such day on NYMEX, expressed in U.S. Dollars per U.S. gallon of heating oil, New York Harbor No. 2, as published by NYMEX for that trading day.

Gas Oil Closing Price

The closing price on a trading day for Gas Oil will be the price of the first nearby month futures contract at the regular close of the principal trading session on such day on the ICE, expressed in U.S. Dollars per U.S. gallon of gasoil, as published by ICE for that trading day.

Natural Gas Closing Price

The closing price on a trading day for Natural Gas will be the price of the first nearby month futures contract at the regular close of the principal trading session on such day on NYMEX, expressed in U.S. Dollars per mmbtu of Natural Gas, as published by NYMEX for that trading day.

Corn Closing Price

The closing price on a trading day will be the price of the first nearby month futures contract at the regular close of the principal trading session on such day on the CBOT, expressed in U.S. Dollars per bushel of corn, as published by CBOT for that trading day.

Soybeans Closing Price

The closing price on a trading day will be the price of the first nearby month futures contract at the regular close of the principal trading session on such day on the CBOT, expressed in U.S. Dollars per bushel of soybeans, as published by CBOT for that trading day.

Copper Closing Price

Cash Fixing price on a trading day for Copper will be the price on the LME, or its successor, expressed in U.S. Dollars per metric ton of copper, Grade A, published by the LME for that trading day.

Nickel Closing Price

Cash Fixing price on a trading day for Nickel will be the price on the LME, or its successor, expressed in U.S. Dollars per metric ton of primary nickel, published by the LME for that trading day.

Platinum Closing Price

    The closing price on a trading day for Platinum will be the afternoon (2pm London time) fixing price as determined by the LPPM, expressed in U.S. Dollars per troy ounce, as published by LPPM on that trading day.

Adjustments to Valuation Dates

The following adjustments will be made for Market Disruption Events and non-trading days.

If a Market Disruption Event or a Force Majeure Event affecting one or more the Basket Components is in effect on the Final Valuation Date or if the Trade Date or the Final Valuation Date is not a trading day with regard to any of the Basket Components, the calculation agent will calculate the price of the Basket Component for the Trade Date or the Final Valuation Date using:

(a)
for each Basket Component for which the Trade Date or the Final Valuation Date was a trading day and which did not suffer a Market Disruption Event or a Force Majeure Event on such day, the price for such Basket Component on that day; and

(c)
subject to the following paragraph, for each Basket Component for which the Trade Date or Final Valuation Date was not a trading day or which suffered a Market Disruption Event or a Force Majeure Event on such date, the price for the Basket Component on the immediately succeeding trading day for such Basket Component on which no Market Disruption Event or a Force Majeure Event occurs or is continuing with respect to or affecting such Basket Component (a “Good Day”).

If a Good Day does not occur by:

(x)	the scheduled trading day after the Trade Date; or

(y)	the tenth scheduled trading day after the Final Valuation Date,

then the calculation agent will determine and use the price for the affected Basket Component on the scheduled trading day after the Trade Date or the tenth scheduled trading day (as applicable) in good faith and in a commercially reasonable manner.

Consequences for Adjustments to Valuation Dates

If an adjustment is made for Market Disruption Events and non-trading days, and the date as of which the calculation agent determines the Final Price of a Basket Component falls less than three business days prior to the scheduled payment date, such payment date, will be postponed to the third business day following the date as of which the calculation agent determines the Final Price of the Basket Component.  If a scheduled Payment Date is not a business day, such payment date will be postponed to the next succeeding business day, subject to postponement in the event that a Market Disruption Event exists on the Final Valuation Date as described above.

Market Disruption Events and Force Majeure

A “Market Disruption Event” means, with respect to any Basket Component, any of a Price Source Disruption, Disappearance of Commodity Reference Price, Trading Disruption, Tax Disruption, Material Change in Formula or Material Change in Content.  A Market Disruption Event with respect to one or more of the Basket Components will not constitute a Market Disruption Event for any other Basket Components.  For purposes of the foregoing:

“Price Source Disruptions” means the temporary or permanent failure of any relevant exchange to announce or publish the relevant price specified in this pricing supplement for the relevant Basket Component.

“Trading Disruption” means the material suspension of, or the material limitation imposed on, trading in the Basket Component or futures contracts related to such Basket Component on the relevant exchange for such Basket Component.

“Disappearance of Commodity Reference Price” means either (i) the failure of trading to commence, or the permanent discontinuance of trading, in such Basket Component, or (ii) the disappearance of, or of trading in, the relevant Basket Component.

“Material Change in Formula” means the occurrence since the date of this pricing supplement of a material change in the formula for, or the method of calculating, the price of such Basket Component.

“Material Change in Content” means the occurrence since the date of this pricing supplement of a material change in the content, composition or constitution of such Basket Component.

“Tax Disruption” means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to the Basket Component by any government or taxation authority after the date of this pricing supplement, if the direct effect of such imposition, change or removal is to raise or lower the price on the Trade Date or Final Valuation Date from what it would have been without that imposition, change or removal.

The calculation agent will not calculate the Final Price in the event of an event or circumstance (including, without limitation, a systems failure, natural or man-made disaster, Act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of the calculation agent and that the calculation agent determines, in its discretion, affects any Basket Component (a “Force Majeure Event”). If a Force Majeure Event occurs on a business day, the calculation agent may, in its discretion, make such determinations and/or adjustments as it considers appropriate to determine the Final Price.

HISTORICAL INFORMATION

The first two graphs that follow show the performance of the Basket from the first to the last trading day of each year as retrospectively calculated, from December 31, 2001 through June 19, 2008, and the Basket levels, as retrospectively calculated, from December 31, 2001 through June 19, 2008. The remaining graphs show the performance of each individual Basket Component from December 31, 2001 through June 19, 2008. The closing price of the Basket Components on June 19, 2008 is set forth below:
Basket Component	Closing Price
Crude Oil	131.93
Heating Oil	371.35
Gas Oil	1,221.75
Natural Gas	12.861
Copper	8,385.50
Nickel	22,605.00
Corn	727.75
Soybeans	1,545.50
Platinum	2,067.00

We obtained the various Basket Component closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical prices of each Basket Component and performance of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of any Basket Component or the Basket Return on the Final Valuation Date. We cannot give you assurance that the performance of the Basket Components will result in any return on your initial investment.

Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the notes. The agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 note face amount, and Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 note face amount. See “Underwriting” in the accompanying product supplement.

Settlement

We expect to deliver the notes against payment for the notes on the settlement date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in notes that are to be issued more than three business days after the Trade Date will be required to specify alternative settlement arrangements to prevent a failed settlement.